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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                    FORM 11-K


[X]                 ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997
                                       OR
[ ]               TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
               FOR THE TRANSITION PERIOD FROM________ TO _________

                          COMMISSION FILE NUMBER 1-7867




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                            WEATHERFORD ENTERRA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

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                            Weatherford Enterra, Inc.
                             1360 Post Oak Boulevard
                                   Suite 1000
                                Houston, TX 77056

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Weatherford Enterra, Inc.:

      We have audited the accompanying statements of net assets of the Weatherford Enterra, Inc. Employee Stock Purchase Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the plan administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Weatherford Enterra, Inc. Employee Stock Purchase Plan as of December 31, 1997 and 1996, and the changes in net assets for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Houston, Texas
March 27, 1998

                            WEATHERFORD ENTERRA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                            STATEMENTS OF NET ASSETS

                           DECEMBER 31, 1997 AND 1996



                                                         1997        1996
                                                         ----        ----
                                     ASSETS

Common Stock of Weatherford Enterra, Inc.,
   at quoted market value - 21,478 shares
   at $43.75 per share (cost $684,295)
   and 17,782 shares at $30.00 per share
   (cost $420,636), respectively......................$ 939,663   $ 533,460
                                                      ---------   ---------
Contributions receivable -
   Company............................................   15,565      11,781
   Participants.......................................   31,226      23,568
                                                      ---------   ---------
                                                         46,791      35,349
                                                      ---------   ---------
Cash and cash equivalents.............................    2,732       2,039
                                                      ---------   ---------
     Total Assets.....................................  989,186     570,848
                                                      ---------   ---------
                                   LIABILITIES

Other.................................................     --          --
                                                      ---------   ---------
     Net Assets.......................................$ 989,186   $ 570,848
                                                      =========   =========

  The accompanying notes are an integral part of these financial statements.

                            WEATHERFORD ENTERRA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS

      FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                                                1997        1996      1995
                                                ----        ----      ----
Realized net gain on the sale or distribution
   of Weatherford Enterra, Inc. Common Stock..$ 51,932   $ 90,037   $19,822

Changes in unrealized appreciation
   (depreciation) of
   Weatherford Enterra, Inc. Common Stock..... 142,544    (42,225)  121,703

Contributions:
   Company.................................... 162,379     88,386    47,702
   Participants............................... 325,095    205,159   143,262

Interest income...............................     234        152       159

Withdrawals by participants:
   Common Stock, at market value..............(263,437)  (243,636) (148,063)
   Cash.......................................    (409)      (249)      (56)
                                              --------   --------   -------

Increase in net assets........................ 418,338     97,624   184,529

Net Assets, at beginning of year.............. 570,848    473,224   288,695
                                              --------   --------   -------

Net Assets, at end of year....................$989,186   $570,848  $473,224
                                              ========   ========  ========

  The accompanying notes are in integral part of these financial statements.

                            WEATHERFORD ENTERRA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

      BASIS OF ACCOUNTING. The accompanying financial statements of the Weatherford Enterra, Inc. Employee Stock Purchase Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan's investment in the common stock (the "Common Stock") of Weatherford Enterra, Inc. (the "Company") is reported at quoted market value.

      PARTICIPANT ACCOUNTS. Chase Bank of Texas, N.A. (formerly Texas Commerce Bank N.A.), Trustee for the Plan (the "Trustee"), maintains a separate account for each participating employee. The Trustee allocates to each account the number of shares of the Common Stock purchased with contributions credited to such account. The Plan included 230 and 180 active participants as of December 31, 1997 and 1996, respectively.

      COMMON STOCK VALUATION. The Common Stock is reflected in the accompanying financial statements at quoted market value, as listed on the New York Stock Exchange (NYSE). The changes in the difference between the quoted market value and the cost of shares not withdrawn are reported as changes in unrealized appreciation (depreciation) in the Statements of Changes in Net Assets (see Note
4). Realized net gains on the sale or distribution of Common Stock are reported based on actual cost (see Note 3).

      EXPENSES. The expenses of the Plan, except transfer taxes and other expenses paid by participating employees on withdrawals, are paid by the Company. With respect to purchases of Common Stock on the open market, if any, brokerage fees are paid by the Company.

(2)   PROVISIONS OF THE PLAN -

      GENERAL.   The  Plan  was  established  for  the  purpose  of  affording eligible employees of the Company and its subsidiaries an opportunity to regularly and systematically invest in the Company's Common Stock.

      ADMINISTRATION.   The  Plan  is   administered   by  a  committee   (the
"Administrative Committee") of not less than three persons appointed from time to time by the Board of Directors of the Company.

      ELIGIBILITY. Subject to certain restrictions imposed by foreign countries in which the Company maintains offices, every full-time non-U.S. employee and every full-time U.S. employee not eligible for the Company's 401(k) Savings Plan are eligible to participate in the Plan on the first day of active service with a Weatherford Enterra entity. Prior to July 1, 1996, these employees became eligible to participate after completing one year of active continuous service.

      PARTICIPANT CONTRIBUTIONS. An eligible employee may contribute by payroll deductions two to six percent of base salary, but in no event less than $20 per month or more than a maximum dollar amount determined from time to time, in advance, by the Administrative Committee.

      COMPANY CONTRIBUTIONS. Through June 30, 1996, the Company contributed an amount equal to 33 1/3 percent of each participant's contribution. Effective July 1, 1996, this percentage was changed to 50%. Participants vest immediately in both their contributions to the Plan and all Company contributions made on their behalf.

      THE TRUSTEE AND PURCHASES OF COMMON STOCK. The Trustee maintains custody of the Plan's assets and uses the participant's payroll deductions, the Company's contributions and cash dividends received to purchase Common Stock. The Company has not declared or paid any dividends on its Common Stock since December 1982. The Common Stock may be purchased on the open market or from the Company by the Trustee at a price equal to the closing price of the Common Stock on the NYSE.

      WITHDRAWALS AND TERMINATION OF EMPLOYMENT. Participating employees may withdraw part or all of the whole shares of Common Stock in their account as of March 31 of any calendar year after giving written notice prior to March 1. Cash in lieu of fractional shares and any other credits will also be paid to the withdrawing employee. On termination of employment, a distribution will be made to the employee, or, in the case of death, to the persons entitled thereto, of all shares of Common Stock and cash adjustments as described above.

      FEDERAL INCOME TAX CONSEQUENCES. The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Subject to differing tax consequences imposed by foreign countries in which the Company maintains offices, amounts contributed by an employee to the Plan through payroll deductions and amounts contributed by the Company are treated as part of the employee's salary or wages, which are subject to withholding taxes and are taxed, with the rest of the employee's compensation, as ordinary income. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

      AMENDMENT, SUSPENSION AND TERMINATION. Although the Company has not expressed an intent to do so, it has the right to suspend or terminate any or all provisions of the Plan at any time, except that no such action shall be taken which will, in the Administrative Committee's judgment, retroactively adversely affect the rights of participants.

(3)   REALIZED NET GAINS -

      The following table sets forth the realized net gain calculated on the sale or distribution of Weatherford Enterra, Inc. Common Stock:

                                                       1997       1996      1995
                                                     --------   --------   --------
Sale or distribution of Common Stock at market ...   $263,785   $243,885   $148,119
Less: Sale or distribution of Common Stock at cost    211,853    153,848    128,297
                                                     --------   --------   --------
Realized net gain ................................   $ 51,932   $ 90,037   $ 19,822
                                                     ========   ========   ========

(4)   CHANGES IN UNREALIZED APPRECIATION (DEPRECIATION) -

      The changes in unrealized appreciation (depreciation) of Common Stock are as follows:

                                                       1997        1996        1995
                                                     --------   ---------    --------
Unrealized appreciation at end of year ...........   $255,368   $ 112,824    $155,049

Less: Unrealized appreciation at beginning of year    112,824     155,049      33,346
                                                     --------   ---------    --------
Changes in unrealized appreciation (depreciation).   $142,544   $ (42,225)   $121,703
                                                     ========   =========    ========

(5)   SUBSEQUENT EVENTS (UNAUDITED) -

      Effective January 1, 1998, commensurate with the introduction of a separate retirement savings plan, employees of the Company's Canadian services and manufacturing operations are no longer eligible to participate in the Plan. Such employees accounted for approximately 22% of participant contributions to the Plan in 1997.

      On March 4, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of the Company into EVI, Inc. ("EVI"). Pursuant to the terms of the Merger Agreement, Weatherford stockholders will receive 0.95 of a share of EVI common stock for each share of Weatherford Common Stock. The transaction, which is expected to be accounted for as a pooling of interests and to result in no immediate federal income tax recognition for the Company's stockholders, is subject to the approval of the stockholders of each of EVI and Weatherford as well as customary regulatory approvals and other conditions to closing. The transaction is currently expected to close in late spring or early summer of 1998. There can be no assurance that this merger will be consummated.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



            WEATHERFORD ENTERRA, INC. EMPLOYEE STOCK PURCHASE PLAN



March 31, 1998                             /s/ THOMAS R. BATES, JR.
---------------------------------  ---------------------------------------------
                                               Thomas R. Bates, Jr.
              Date                    President and Chief Executive Officer